FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of April 2008

RadView Software Ltd.
(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

RadView names Rami Goraly to serve as CEO

Rosh Ha’ayin, Israel, April 7, 2008 – RadView Software Ltd. (OTCBB: RDVWF), announced today that its Board of Directors has named Rami Goraly to serve as the Company’s Chief Executive Officer. Rami replaces Yochai Hacohen, a partner at Fortissimo Capital, who served as acting CEO of the Company. Yochai will continue to be involved in RadView and serve on its Board of Directors.

Rami has served as RadView’s Vice President of Marketing since June 2006. Prior to joining RadView, Rami was the CEO of Telrad Connegy, a provider of converged telecommunication solutions. During 1996-2003 Rami worked in the United States, where he founded and served as the CEO of Accept Software, a leading developer of enterprise product planning solutions. Other positions Rami held include management positions in Cheyenne Software (acquired by Computer Associates) and Check Point Software. Rami received bachelor degrees in Economics and Accounting from Tel Aviv University, and an MBA degree from the Cass Business School in London.

Yochai Hacohen stated: “RadView today has a clear strategy, focusing on professional performance testing of web applications and supporting the transformation to Web2.0 technologies. After working with Rami during the past two years, and given Rami’s proven executive experience in global software companies, we are confident that Rami will be able to lead the Company towards achieving its business goals.”

“I am excited about the opportunity to lead RadView” said Rami Goraly. “RadView has proven its ability to provide leading enterprises with excellent technology and service. We intend to focus on our core market in order to enhance the Company’s success.”

About RadView

RadView Software Ltd. (OTCBB: RDVWF) develops, sells, and supports WebLOAD, the world’s best value commercial-grade load and performance testing solution for internet applications. Deployed at over 1,600 customers and built with more than 250 engineering years, WebLOAD improves the Internet experience for everyone by helping organizations build higher quality internet applications and launching them with confidence. For more information, please visit www.Radview.com or call 1-888-RADVIEW.

About Fortissimo

Fortissimo Capital is a private equity fund investing in public and private technology companies in special situations that require capital to expand their business. Fortissimo is a long term investor and seeks to partner with management to facilitate growth and maximize value. Fortissimo is backed by leading financial institutions including insurance companies, banks and pension funds. More information about Fortissimo Capital is available at www.ffcapital.com.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd. (Registrant) By: /s/ Rami Goraly —————————————— Rami Goraly Chief Executive Officer

Dated April 7, 2008